FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.11

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2006

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M. Michel Robitaille

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz, Jr.	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2006 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibit:

(99.13)	Excerpt from Section B of “2007-2008 Budget—Budget Plan”, February 20, 2007:
- Economic outlook for Québec (table B.2)

(99.14)	Section C from “2007-2008 Budget—Budget Plan”, February 20, 2007:
- Sound management of public finances
- Updating of the financial framework
- Non-budgetary transactions
- Consolidated net financial requirements

(99.15)	Section D from “2007-2008 Budget—Budget Plan”, February 20, 2007:
- Debt
- Financing
- Debt management
- Additional information on financing transactions

(99.16)	Excerpts from “2007-2008 Budget—Budget Speech”, February 20, 2007:
- Summary of consolidated financial transactions 2006-2007 fiscal year,
- Summary of consolidated financial transactions 2007-2008 forecast,
- Budgetary revenue of the Consolidated Revenue Fund 2007-2008 forecast,
- Budgetary expenditure of the Consolidated Revenue Fund 2007-2008 forecast,
- Consolidated non-budgetary transactions 2007-2008 forecast,
- Consolidated financing transactions 2007-2008 forecast.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no.11 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ BERNARD TURGEON

Name:	Bernard Turgeon
Title:	Associate Deputy Minister of Finance

Date: March 5, 2007

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